Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Claudia Rios

March 13, 2025

Re:    AMERICAN ELECTRIC POWER COMPANY, INC.
    Registration Statement No. 333-284966

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Electric Power Company, Inc. hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 1:00 p.m. on March 14, 2025, or as soon thereafter as is practicable.

Very truly yours,

AMERICAN ELECTRIC POWER COMPANY, INC.

By: /s/ David C. House
David C. House
Assistant Secretary

cc: Cheryl Brown